SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
ICONIX BRAND GROUP, INC.
(Name of Subject Company)
ICONIX BRAND GROUP, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
451055AG2
(CUSIP Number of Class of Securities)
John McClain
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway, 3rd Floor
New York, New York 10018
(212) 730-0030
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Naz Zilkha
Dechert LLP
1095 Avenue of Americas
New York, New York 10036
(212) 698-3654
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Iconix Brand Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2021(as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Iconix Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Iconix Acquisition LLC (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.001 per share (the “Shares”), for $3.15 per Share, net to the seller in cash without interest and less any applicable withholding taxes.
The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 2, 2021 and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the subsection entitled “Background of the Offer and Merger” as follows:
Background of the Offer and the Merger
The Board regularly evaluates and considers the historical performance, future growth prospects, liquidity profile, overall strategic goals and objectives of Iconix and opportunities to enhance stockholder value against the background of changes in the competitive landscape in the markets in which the Company operates and the broader market economy. As part of this process, senior management has at times presented to, and discussed with, the Board, and the Board has considered various potential strategic investments and transactions, including possible business combinations, asset sales and other strategic transactions that could enhance Iconix’s competitive strengths, increase revenue generation and profit margins, decrease leverage and improve the Company’s liquidity position.
Members of the Board, together with Iconix’s senior management, have also from time to time, met or otherwise communicated informally with industry participants regarding strategic transactions, including business combinations, asset sales, licensing agreements, and joint ventures.
The spread of the COVID-19 pandemic in the first quarter of 2020 and resulting impact on our licensees and their ability to pay royalties to us created risks related to our liquidity and ability to comply with the financial covenants under our outstanding indebtedness. This raised substantial doubt about our ability to continue as a going concern. In addition, there was concern that a going concern qualified audit could have material adverse consequences to the Company’s licensing and other contractual relationships. On March 30, 2020, the Company secured a waiver under its Senior Secured Term Loan due to the Company’s receipt of a going concern qualified audit opinion. As a result, among other things, Iconix took steps to reduce expenses and discretionary cash outlays and began actively pursuing non-core asset sales in order to bolster our liquidity and better enable us to remain in compliance with the financial covenants in our existing debt facilities.
In April 2020, the Company received letters from The Nasdaq Stock Market, LLC notifying the Company that the Company was not in compliance with the exchange’s minimum market value and minimum bid price requirements. While the Company has since regained compliance with the applicable listing requirements, the possibility of being delisted and the potential impact on our public stockholders of less liquid trading markets was also of concern to the Board of Directors.
Later in April 2020, after a thorough review of Iconix’s business and financial condition in the first quarter of 2020, including without limitation the adverse impact of the COVID-19 pandemic on Iconix’s business during that quarter, the Board determined that a new financial advisor was needed to assist the Board and senior management in evaluating possible strategic alternatives. The Board analyzed issues relating to, among other things, Iconix’s financial results, leverage, cash flow and liquidity profile, declining value of certain of its trademarks and other intellectual property assets, and prospects, all of which senior management believed contributed to concerns regarding the Company’s viability. On April 23, 2020, at the direction of the Board, Dechert LLP, counsel to Iconix (“Dechert”), entered into an engagement letter with Ducera Partners LLC (“Ducera”) for Ducera to provide general financial advisory and investment banking, restructuring, financing and transaction services to Iconix. The Board selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, and Ducera’s understanding of Iconix’s business.
From late April 2020 through June 2020, the Board met with representatives of Iconix’s senior management, Dechert and Ducera to discuss Iconix’s strategic plans, projections, and liquidity position, including among other things, the adverse impact of the worsening COVID-19 pandemic on Iconix’s revenue and cash flows and the resulting potential near-term liquidity shortfall. At the Board’s direction, Iconix’s senior management, Dechert and Ducera analyzed the potential impact of discrete asset sales, the ability to refinance all or a portion of Iconix’s material indebtedness, and potential broader strategic transactions, as well as prospects for Iconix to continue to operate on a standalone basis. The Board evaluated the potential implications of Iconix’s capital structure on its future business prospects and liquidity outlook, including amortization requirements under the Senior Secured Term Loan. The Board also considered the potential financial impacts associated with the outstanding indebtedness under the Convertible Notes and its securitization notes and the dilutive impact of stock issuances to satisfy interest payment obligations under the Convertible Notes, as well as the potential effect of conversion of the Convertible Notes, on strategic transactions and the value to Iconix’s common stockholders of any such transactions.
In the months that followed, Iconix completed two non-core asset sales (Starter China Limited and Umbro China, Limited) as a means to enhance its liquidity position in the short term, which resulted in aggregate net proceeds to Iconix of approximately $75.2 million, the majority of which was used to reduce Iconix’s existing indebtedness under its Senior Secured Term Loan. The Company, however, continued to have material near-term debt service requirements and experience substantial and recurring losses from operations.
On June 16, 2020, following outreach to and discussions with Iconix management, a third party, Party A, contacted Ducera regarding a potential strategic transaction with Iconix.
On June 29, 2020, representatives of Party A submitted a non-binding proposal for an all-cash acquisition of Iconix that valued Iconix common stock at $15 million.
On July 10, 2020, the Board met and discussed Party A’s proposal with Iconix management, Ducera and Dechert. Following this discussion and in the context of strategic planning discussions with Iconix management, Ducera and Dechert since late April 2020, the Board determined to commence a process to broaden its exploration of strategic alternatives available to Iconix to enhance stockholder value. The Board authorized and directed management and its external advisors to pursue a wide range of strategic alternatives, including a potential sale of Iconix, merger or other business combination, a recapitalization of its existing capital structure, financings or re-financings of its existing indebtedness, sales of equity and equity-linked securities, dispositions of discrete brands and related assets, licensing or other strategic transactions involving Iconix, or any combination of the foregoing. This decision was disclosed in a Current Report on Form 8-K filed on July 13, 2020 which was extensively covered by various media outlets.
Through the week of July 20, 2020, Iconix’s senior management, with assistance from Ducera and Dechert, finalized a process letter and confidential information memorandum (the “CIM”) relating to a strategic transaction involving Iconix. On July 21, 2020, Ducera began disseminating the process letter to a broad group of prospective bidders including strategic parties and financial sponsors who were identified based on their potential strategic interest in Iconix’s business and financial wherewithal to complete an acquisition of Iconix.
During July and August 2020, Ducera communicated with 84 potential counterparties, including Party A, and 28 counterparties entered into confidentiality agreements with Iconix. Upon entry into a confidentiality agreement, counterparties were provided with access to the CIM and a virtual data room populated with various financial, commercial and legal information on Iconix. During this time period, Iconix received nine initial indications of interest from potential counterparties: two indications to acquire all of Iconix’s common stock for cash, five indications for a full company sponsor-backed recapitalization, and two indications to acquire certain assets of Iconix. The transaction candidates included a mix of potential strategic parties and financial sponsors. Representatives of Ducera and members of Iconix’s senior management met with eight of the interested parties.

On July 24, 2020, the Board met and continued to discuss potential strategic and financing transactions for Iconix with Iconix’s senior management, and representatives of Ducera and Dechert. Among other things, the Board discussed the preparation of projections and guidance for Iconix’s anticipated financial performance for the remainder of the year 2020 and year 2021 to potentially provide to prospective bidders.
On August 11 and 14, 2020, the Board met with representatives of Ducera and Dechert and discussed, among other things, the nine proposals received from prospective buyers. Ducera, Dechert and senior management discussed the indicative terms, conditions and structure of each proposal and the impact on Iconix’s capitalization, including the potential implications for Iconix’s key stakeholders, with a focus on the potential returns to Iconix’s common stockholders. The consensus of the Board was to move forward with the process and seek improvement in each of the nine proposals.
In August 2020, Iconix retained Richards, Layton & Finger, P.A. (“RLF”) to advise it with respect to matters of Delaware corporate law, including the fiduciary duties of the Board.
In late August 2020, Ducera distributed a second-round process letter to six prospective buyers. Three counterparties who provided initial indications of interest were not provided with second-round process letters due to either their decision to not continue forward in the process or their initial indications of interest having been inadequate for active participation in the second round of the process. Over the course of the following weeks, these prospective buyers conducted further commercial, financial, legal, and accounting diligence.
On September 18, 2020, the Board met to discuss the status of the strategic alternatives review process. Representatives of Ducera attended the meeting and reported that there were five parties that remained interested in a potential transaction with Iconix and that one party had not meaningfully progressed beyond its initial indication of interest. Of the five remaining bidders, three sought an acquisition of the entire company—Parties A, B and C. The remaining bidders (Parties D and E) were proposing a minority investment and an acquisition of Iconix’s Umbro and Lee Cooper brands, respectively. Each of the bidders was given access to additional due diligence materials that Iconix had posted in a virtual data room prepared for this process.
During September and October 2020, Iconix received revised proposals from the five remaining bidders and, on October 9 and 13, 2020, the Board met with representatives of Ducera and Dechert to discuss the proposals. Representatives of Ducera reviewed the terms of the proposals submitted by the bidders and noted the conditions and complexities associated with each proposal. Party A’s proposal valued Iconix common stock at $15 million but entailed a high degree of structural complexity and required agreement from holders of the Senior Secured Term Loan and Convertible Notes to exchange into equity in the acquiring entity. Party B’s proposal valued Iconix common stock at $45 million but was premised on reaching agreement with two prospective partners, one of which was Party D. Party B’s proposal also contemplated a non-economic strategic partnership with Lancer, which would include participation on the Company’s Board of Directors by certain representatives of Lancer after closing of Party B’s proposed transaction. Party C’s proposal valued Iconix common stock at $8 million but was dependent on securing debt financing. Each of Party A’s, Party B’s and Party C’s proposals was premised in part on reaching agreement with the holders of the Convertible Notes for discounted repurchases of those notes. Party E’s proposal to acquire rights to the Umbro and Lee Cooper brands offered lower value than other parties’ proposals and a substantial portion of which was contingent. Party E’s proposal also would require an unwinding of certain of Iconix’s joint venture arrangements, with associated costs. The Board discussed the merits and risks of each of the proposals and, after a fulsome discussion, directed Iconix’s senior management, Ducera and Dechert to move forward in the process with a focus on Party B.
On October 23 and October 25, 2020, Iconix received further revised proposals from each of Party E and Party B, respectively. Each proposal included a request for exclusivity as a condition to moving forward.
On October 26, 2020, the Board met to discuss Party B’s and Party E’s revised proposals. Representatives of Ducera and Dechert attended the meeting and provided their views on the merits and risks of each of the proposals, including among other things, the complexity and timing of an entire company transaction and the risks and costs associated with the unwinding of certain of Iconix’s joint venture arrangements. After a fulsome discussion, the Board approved moving forward with Party B under a limited period of exclusivity. On October 30, 2020, Iconix and Party B entered into an exclusivity agreement providing for exclusivity through December 11, 2020, if extended in accordance with its terms.

Throughout November 2020, Ducera and members of Iconix’s senior management met with Party B and continued discussions for a proposed transaction, and Party B conducted confirmatory due diligence on Iconix. In late November 2020, Party B advised Iconix that it no longer wished to proceed with the proposed transaction on the terms set forth in its latest proposal, and, in early December 2020, Iconix delivered to Party B a notice of termination of the exclusivity agreement.
During the week of December 14, 2020, at the direction of the Board, management and representatives of Ducera contacted Lancer to solicit its interest in consummating a potential acquisition of Iconix without Party B, given its familiarity with Iconix’s business. On December 18, 2020, Lancer provided an initial non-binding proposal for a potential transaction that would result in the acquisition of all of Iconix’s common stock for cash and the full refinancing of Iconix’s Convertible Notes and Senior Secured Term Loan. The proposal valued Iconix’s common stock at a cash purchase price between $34 and $43 million in the aggregate (representing a purchase price of $2.62 to $3.31 per share), which ranged based on a potential opportunity to purchase certain Convertible Noteholders’ positions at a discount to par value. Lancer requested to move forward under exclusivity.
On December 18, 2020, the Board met and, following a review of Lancer’s proposal and after considering available alternatives as well as the Company’s liquidity and financial position, the Board approved moving forward with Lancer in negotiating the potential acquisition under exclusivity. Later that day, Iconix entered into an exclusivity agreement with an affiliate of Lancer that granted it exclusivity, subject to certain conditions, through February 22, 2021.
During the remainder of December 2020, representatives of Iconix’s senior management met with representatives of Lancer, including its legal advisor, to continue discussions regarding the proposed acquisition. In late December 2020, Iconix provided representatives of Lancer and Latham & Watkins LLP (“Latham”), transaction counsel for Lancer, with access to the due diligence materials posted in Iconix’s virtual data room.
In early January 2021, at the direction of the Board, Iconix’s senior management and Ducera commenced negotiations with Allianz Global Investors U.S. LLC (“Allianz”) to purchase such holder’s Convertible Notes at a discount to par value as a means to facilitate the potential acquisition and provide additional value to Iconix stockholders. Shortly thereafter, Iconix reached a tentative agreement in principle with Allianz under which Allianz would sell its Convertible Notes at a discount to par value in connection with Lancer’s proposed acquisition.
On January 21, 2021, Dechert distributed an initial draft of a proposed Merger Agreement to Latham for the proposed acquisition.
On January 25, 2021, Iconix received a non-binding proposal from Party E to acquire Iconix’s rights to the Lee Cooper brand on terms more favorable than they had proposed previously. Representatives of Iconix’s senior management believed that the proceeds from a transaction with Party E could offer additional value for stockholders in the context of the proposed acquisition by Lancer. Accordingly, representatives of Iconix’s senior management discussed the proposal with Lancer, which indicated that it was in favor of a transaction with Party E, as it would likely enhance Iconix’s capitalization and reduce the amount of indebtedness required to finance the acquisition.
On January 28, 2021, the Board met with representatives of Ducera and Dechert to review and discuss the status of negotiations with Lancer and related matters. At that meeting, Ducera provided an overview of Party E’s proposal and updated the Board on the status of discussions with Party E. At that meeting, Ducera also reported that, at the direction of the Board, it had engaged in preliminary discussions with one of the lenders under Iconix’s Senior Secured Term Loan about a possible refinancing as a fallback measure in the event that Iconix and Lancer were not able to reach agreement on definitive terms for the potential acquisition. After discussion, the consensus of the Board was to continue to progress the negotiations with Lancer, Party E and possible financing sources in parallel.
During January 2021, the Company approached various lenders, including Silver Point Capital, to solicit interest in either financing a transaction with Lancer or refinancing the Company’s existing Senior Secured Term Loan and Convertible Notes should the Board determine not to pursue a transaction with Lancer. Over the next several weeks, the management team, with the assistance of Ducera, continued to engage in discussions with Silver Point Capital and other prospective lenders regarding these alternative potential financing arrangements.

On February 2, 2021, Latham sent a revised draft of the Merger Agreement to Dechert.
For the next four months, Dechert and Latham exchanged mark-ups of the draft Merger Agreement and other transaction documents and discussed and negotiated proposals with respect to items that remained open in these agreements. During that period of time, Ducera representatives and members of Iconix’s management also discussed and negotiated with Lancer representatives various terms and conditions of the proposed transactions. Key issues discussed included each party’s termination rights and fees, Iconix’s rights with respect to competing acquisition proposals, each party’s rights and remedies in the event of a failure of Lancer’s debt financing and Lancer’s request for expense reimbursement in addition to a termination fee.
Over the next two months, while continuing to negotiate with Lancer on the terms of the Merger Agreement, at the direction of the Board, Iconix’s senior management and representatives of Dechert engaged in negotiations with Party E and its counsel on the terms of a purchase agreement for Iconix’s rights to the Lee Cooper brand. Iconix’s senior management and representatives of Dechert and Ducera also continued negotiations with Iconix’s existing lead lender under the Senior Secured Term Loan, as well as with alternative lenders, on the terms of a potential refinancing of the Senior Secured Term Loan as well as discussions with alternative lenders in the event that one or both of the proposed transactions with Lancer and Party E was not consummated.
In late February 2021, in the context of negotiations of the potential acquisition, Latham advised Dechert that Lancer was seeking a waiver of the business combination restrictions under Section 203 of the DGCL in order to engage directly in discussions with the holders of the Convertible Notes to repurchase those notes in the context of the acquisition.
On February 26, 2021, the Board met with representatives of Ducera and Dechert to discuss the status of negotiations on the potential acquisition by Lancer, the potential sale of the Lee Cooper brand to Party E and a refinancing. Representatives of Dechert advised that Lancer was seeking a waiver of business combination restrictions under Section 203 of the DGCL and recommended that, in return, Iconix secure a standstill from Lancer. After discussion, the Board approved a limited waiver of the business combination restrictions to permit Lancer to engage in discussions with Allianz, provided that Lancer enters into a customary standstill arrangement as a condition to the waiver.
On March 4, 2021, Dechert sent to Latham a proposed standstill agreement containing the limited waiver of Section 203 of the DGCL approved by the Board (the “Standstill Agreement”).
Also on March 4, 2021, Latham sent a draft note purchase agreement to Dechert providing for a purchase of the Convertible Notes from the noteholders as well as a requirement that the noteholders tender any and all shares of Iconix’s common stock held by them in the proposed acquisition (the “Note Purchase Agreement”). In the period leading up to the execution of the Merger Agreement, Latham and Dechert continued to negotiate the terms of the Note Purchase Agreement. In early May, Ducera provided a draft of the Note Purchase Agreement prepared by Latham in agreement with the Company and Dechert to Allianz.
For the remainder of March through early April 2021, Iconix also continued to negotiate the terms of the purchase agreement for the Lee Cooper brand with Party E. During the course of those negotiations, a business issue arose with respect to a licensee of the Lee Cooper brand. Due to stated concerns regarding the performance of this licensee, in mid-April 2021, Party E proposed a significant reduction to its proposed purchase price.
On April 20, 2021, the Board met and discussed, among other things, Party E’s revised proposal. Iconix’s senior management attended the meeting and advised that the terms of the revised proposal were not compelling from a valuation perspective. Management also advised the Board that it had received indications from Lancer that it would be willing to proceed with its proposed transaction whether or not the Lee Cooper brand was sold to Party E. In that regard, Lancer indicated that it would be willing to increase its purchase price (by obtaining increased debt financing) to compensate for the proceeds that would have been generated through the sale of the Lee Cooper brand. Following this discussion, the Board directed management to discontinue negotiations with Party E.
In late April 2021, Silver Point Capital circulated a draft of a debt commitment letter setting forth proposed terms for a debt financing of the proposed transactions. The Silver Point Capital financing proposal provided for enhanced terms compared to Iconix’s existing Senior Secured Term Loan, including a significant reduction in contractual amortization and a reduced interest rate.

On May 4, 2021, Iconix received a non-binding indication of interest from Party F for an acquisition of Iconix at $2.00 per share. At a Board meeting on May 7, 2021, the Board discussed Party F’s proposal and given, among other concerns, the lower value offered by Party F’s proposal and the advanced state of negotiations with Lancer, the Board determined not to pursue the Party F proposal.
On May 19, 2021, Lancer and Iconix entered into the Standstill Agreement.
On May 28, 2021, Latham circulated initial drafts of a form of equity commitment letter pursuant to which Lancer would provide equity financing for the proposed merger and a form of limited guarantee pursuant to which Lancer would agree to guarantee the payment of the reverse termination fee and indemnities related to Iconix’s financing cooperation under the Merger Agreement.
Over the next two weeks, at the direction of the Board, members of Iconix’s senior management, together with representatives of Dechert and Ducera participated in extensive negotiations with representatives of Lancer and representatives of Latham regarding issues raised in the draft merger agreement mark-ups and related financing documents. Among the principal issues discussed were the termination and reverse termination fee amounts, the circumstances under which either party could terminate the merger agreement and receive a fee and the terms and conditions of Silver Point Capital’s debt financing commitment. Latham also finalized the terms of the Note Purchase Agreement with Allianz.
During this time, Iconix’s senior management team, together with representatives of Ducera, continued negotiations with Lancer regarding the purchase price to be offered to Iconix stockholders in connection with the proposed transaction. The central issues in this negotiation included a discussion of the minimum amount of cash required to remain on Iconix’s balance sheet following consummation of a transaction and the price at which Allianz had previously agreed to sell its Convertible Notes. On June 9, 2021, Iconix and Lancer agreed in principle to an offer price of $3.15 per share, valuing Iconix common stock at $46 million.
On the afternoon of June 10, 2021, the Board held a meeting, which members of Iconix’s senior management and representatives of Dechert, RLF and Ducera attended. Prior to this meeting, the members of the Board were provided with materials related to the proposed Offer and the Merger. At the meeting:
•	a representative of RLF reviewed with the Board its fiduciary duties in considering the proposed transactions;
•	a representative of Dechert reviewed the terms of the draft Merger Agreement and other transaction documents;
•	the Board considered the positive and negative factors and risks in connection with the proposed transactions, as discussed in “— Reasons for the Recommendation”; and
•
a representative of Ducera provided Ducera’s financial analyses of the $3.15 per share of Iconix common stock proposed to be paid in cash to Iconix’s common stockholders in the proposed Offer and the Merger with affiliates of Lancer.

The Board again reviewed with management the outlook for the Company’s business if the Company were to remain independent. In view of the risks associated with the execution of the Company’s stand-alone business plan and the terms of the transactions set forth in the proposed form of Merger Agreement with affiliates of Lancer, the Board continued to view a sale of the entire Company on the terms set forth in the draft Merger Agreement as the actionable strategic alternative offering the best value reasonably available to the Company’s stockholders.
During the evening of June 10, 2021, Dechert and Latham agreed on a substantially final form of the Merger Agreement that Iconix’s management would send to the Board for consideration. Dechert circulated the draft of the Merger Agreement to the Board, noting the changes to the draft that had been provided to the Board previously.
On the morning of June 11, 2021, Lancer and Allianz executed and delivered the Note Purchase Agreement pursuant to which Lancer acquired ownership of the Convertible Notes from Allianz.
Later in the morning of June 11, 2021, Dechert and Latham negotiated the remaining outstanding terms and conditions of the Merger Agreement and the other transaction documents.

Later that morning, following these negotiations, the Board held a meeting, which members of Iconix’s senior management and representatives of Dechert and Ducera attended. Prior to this meeting, the members of the Board were provided with materials related to the proposed Offer and the Merger. Ducera rendered to the Board Ducera’s oral opinion, subsequently confirmed in writing, that, as of June 11, 2021, and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth in the written opinion, the $3.15 per share to be received by holders of Shares (other than Parent, Purchaser or any other subsidiary or affiliate of Parent) pursuant to the proposed Offer and the Merger was fair, from a financial point of view, to such holders as discussed in “— Opinion of the Company’s Financial Advisor.” Such opinion is attached hereto as Annex B and incorporated herein in its entirety.
Following a lengthy and detailed discussion and following careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board, acting by unanimous vote of its members: (i) approved the draft Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, declaring them fair to, advisable and in the best interests of the Company and its stockholders and authorizing the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement for the purposes of any applicable takeover statutes, including Section 203 of the DGCL, and (iii) resolved to recommend to the holders of Shares that they accept the Offer and tender their Shares to Purchaser in the Offer.
Following the Board meeting, the Company, Parent and Purchaser executed and delivered the Merger Agreement and the applicable parties executed and delivered the other transaction documents.
After the parties had executed and delivered the Merger Agreement, prior to the opening of the markets on June 11, 2021, Iconix issued a press release announcing the proposed transaction. The press release is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is hereby incorporated herein by reference. Since announcement of the transaction, none of the interested parties with respect to the Company’s strategic transaction process are subject to standstill provisions with the Company prohibiting such party from asking the Company to waive such provisions.
On July 2, 2021, the Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ICONIX BRAND GROUP, INC.

Date: July 6, 2021	By:	/s/ John McClain
Name: John McClain
Title: Chief Financial Officer
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